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14046020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68987

RECEIVED FEB 27 2014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Shellpoint Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 E. 45th Street, 37th Floor
(No. and Street)

New York,	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street	New York	New York	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20/14

I, Joseph McSherry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shellpoint Capital LLC, as of, December 31, 2013 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Kelly L. Hagstrand

Notary Public

KELLY L. HAGSTRAND
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01HA6246833
Qualified in Richmond County
Commission Expires August 15, 2015

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (not applicable).
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and Report of Independent Registered Public Accounting Firm

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)

December 31, 2013

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition and supplemental report on internal control bound Separately have been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

SHELLPOINT CAPITAL LLC

TABLE OF CONTENTS

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

To the Member of
Shellpoint Capital LLC

We have audited the accompanying financial statements of Shellpoint Capital LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of loss, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant

accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shellpoint Capital LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II, are presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

New York, NY
February 19, 2014

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Statement of Financial Condition
December 31, 2013

ASSETS		
Cash and cash equivalents	$	248,444
Prepaid expenses		1,836
Total assets	$	250,280
LIABILITIES AND MEMBER'S EQUITY		
Due to Parent	$	186,211
Accounts payable and accrued expenses		5,250
Total liabilities		191,461
MEMBER'S EQUITY		
Member's equity		58,819
Total liabilities and member's equity	$	250,280

The accompanying notes are an integral part of these financial statements.

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Statement of Loss
Year ended December 31, 2013

EXPENSES	
Compensation	$ 169,944
Professional fees	29,250
Occupancy and related	36,684
Dues and licensing	4,200
General and administrative	1,300
Total expenses	241,378
Net loss	$ (241,378)

The accompanying notes are an integral part of these financial statements.

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Statement of Changes in Member's Equity
Year ended December 31, 2013

	Total Member's Equity
Balance - January 1, 2013	$ 130,197
Capital contribution	170,000
Net loss	(241,378)
Balance - December 31, 2013	$ 58,819

The accompanying notes are an integral part of these financial statements.

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Statement of Cash Flows
Year ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES :	
Net loss	$ (241,378)
Adjustments to reconcile net loss to net cash used by operating activities	
Decrease in prepaid expenses	689
Increase in due to affiliates	55,678
Decrease in accounts payables and accrued expenses	(2,225)
Net cash used in operating activities	(187,236)
CASH FLOWS FROM FINANCING ACTIVITIES :	
Contributions made by member	170,000
Net cash provided by financing activities	170,000
Net increase in cash	(17,236)
Cash and cash equivalents, beginning of year	265,680
Cash and cash equivalents, end of year	$ 248,444

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Shellpoint Capital LLC (the "Company"), a Delaware limited liability company, was formed on August 17, 2011 as a wholly owned subsidiary of Shellpoint Partners LLC ("Shellpoint" or "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company has not engaged in any broker-dealer activity as of December 31, 2013. The Company was formed to act as a placement agent and to provide financial advisory services to an affiliate. The Company intends to commence revenue generating activities in 2014.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and generally accepted accounting practices within the broker dealer industry. In preparing financial statements in accordance with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

Cash and Cash Equivalents

The Company considers its investments in financial instruments with maturities of less than 90 days when purchased to be cash equivalents. As of December 31, 2013, the Company did not have any cash equivalents and its cash was held in a noninterest bearing account at Signature Bank.

Currently, the Federal Deposit Insurance Corporation ("FDIC") provides insurance coverage for up to $250,000 per depositor, per institution. As of December 31, 2013, the cash balance held at Signature Bank was $248,444.

Income Taxes

The Company is a limited liability company and is therefore taxed as a partnership for U.S. federal income tax purposes. There is no tax sharing agreement between the Company and its Parent, and there have been no distributions to the Parent for reimbursements of taxes. Accordingly, no income tax liability or expense has been recorded in the financial statements of the Company.

In accordance with US GAAP, there are financial accounting and disclosure requirements for recognition and measurement of tax positions taken or expected to be taken on an income tax return. Management has reviewed its tax positions for 2011 through 2013 and has determined that the Company has no tax positions that require measurement or additional disclosure.

3. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater. Net capital and aggregate indebtedness changes day to day, however, as of December 31, 2013, the Company had net capital of $56,983, which was $44,219 in excess of its required minimum net capital of $12,764. The Company's ratio of aggregate indebtedness to net capital was 3.36 to 1.

4. RELATED PARTY TRANSACTIONS

During 2011, the Company entered into an Expense Sharing Agreement ("Agreement") with Shellpoint for expenses relating to office space, employee and administrative services. The expense allocation on a monthly basis is $17,219 and is based on estimated values of office space, goods and services to be provided by Shellpoint. The amount shall be subject to periodic adjustment based on good faith negotiation between the Company and Shellpoint. As of December 31, 2013, the expense allocation totaled $206,628 and is included in Due to Parent on the statement of financial condition.

In addition, the Agreement allows for capital contributions from Shellpoint to the Company for the purpose of complying with regulatory capital requirements. During 2013, Shellpoint contributed $170,000 to the Company for the purpose of maintaining adequate regulatory capital.

5. LIQUIDITY

The Company has suffered net losses of $241,378 and of $156,766 for December 31, 2013 and December 31, 2012 respectively, and had negative cash flows from operations of $187,236 and $25,835 at December 31, 2013 and December 31, 2012 respectively. If the Company is unable to meet current obligations as they come due as a result of inability to raise further funds, the Company could be forced to substantially reduce operations. The Company received $170,000 in capital contributions from Shellpoint Partners in 2013 and will continue to receive capital contributions per the letter of support from Shellpoint Partners. These factors mitigate the doubts about the Company's ability to continue as a going concern and be compliant with the Net Capital rules.

6 SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred during the period from the balance sheet date through February 19, 2014, the date the Company's financial statements are available to be issued. There were no events or transactions that occurred during the period that materially impacted the amounts or disclosures in the Company's financial statements.

On January 30, 2014, the Company repaid $203,430 of intercompany indebtedness to Shellpoint which represented the entire amount owed as of such date.

On January 31, 2014, Shellpoint made a $5,000 capital contribution to the Company.

On February 18, 2014, Shellpoint contributed $250,000 to the Company for the purpose of maintaining adequate regulatory capital.

SUPPLEMENTARY INFORMATION

Schedule I

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Computation of Net Capital Pursuant to
Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013

NET CAPITAL - Total members' equity	$ 58,819
DEDUCTIONS AND/OR CHARGES - Nonallowable assets	
Prepaid expenses	(1,836)
Total nonallowable assets	(1,836)
Net capital	$ 56,983
AGGREGATE INDEBTEDNESS - Accrued expenses and other liabilities	$ 191,461
MINIMUM NET CAPITAL REQUIREMENT (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 12,764
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 44,219
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	3.36 to 1

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SHELLPOINT CAPITAL LLC

(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

To the Member of
Shellpoint Capital LLC

In planning and performing our audit of the financial statements of Shellpoint Capital LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, NY
February 19, 2014

Grant Thornton

Grant Thornton